UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________

SCHEDULE 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)

___________________________

YATRA ONLINE, INC.
(Name of Subject Company)

___________________________

YATRA ONLINE, INC.
(Name of Person Filing Statement)

___________________________

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G98338109
(CUSIP Number of Class of Securities)

___________________________

Siddhartha Gupta
Chief Executive Officer
Yatra Online, Inc.
Gulf Adiba, Plot No. 272, 4th Floor
Udyog Vihar, Phase II, Sector-20
Gurugram-122008, Haryana, India
+91-124-4591700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

___________________________

With copies to:

Jocelyn Arel

Robert Masella

Leonard Wood

Goodwin Procter LLP

620 Eighth Avenue

New York, NY 10018
(212) 459-7058

___________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Yatra Online, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), with the Securities and Exchange Commission on September 1, 2026, as amended by Amendment No. 1 thereto filed on September 1, 2026, Amendment No. 2 thereto filed on September 14, 2026 and Amendment No. 3 filed on September 21, 2026. The Statement relates to the unsolicited partial tender offer by Magna Holdings Ltd., a British Virgin Islands private company limited by shares, to purchase up to 20,000,000 of the issued and outstanding ordinary shares of the Company, par value $0.0001 per share (the “Shares”), representing approximately 31% of the Company’s issued and outstanding Shares (on an as-converted basis) as of June 30, 2026, for $1.10 per Share in cash, without interest and less any applicable withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Statement.

The Statement is hereby amended and supplemented as follows:

Item 2. Identity and Background of Filing Person; Item 4. The Solicitation or Recommendation

Item 2 of the Statement and Item 4 of the Statement are hereby amended and supplemented as follows:

The following text is hereby added after the last paragraph under the caption “Tender Offer” in Item 2 of the Statement and after the last paragraph under the caption “The Magna Offer” in Item 4 of the Statement:

The Offer expired at 12:00 midnight (one minute after 11:59 p.m.), New York City time, on September 25, 2026 and was not extended. On September 29, 2026, Magna filed Amendment No. 3 to the Schedule TO announcing the results of the Offer. Magna stated that Equiniti Trust Company, LLC, the tender agent for the Offer, had advised Magna that a total of approximately 414,256 Shares were validly tendered in the Offer and not validly withdrawn, that all of the conditions to the Offer had been satisfied or waived as of the expiration of the Offer, that Magna has accepted such Shares for payment and expects to pay for such Shares on October 2, 2026 in accordance with the terms of the Offer, and that, as a result of the purchase of such Shares, Magna will own approximately 0.65% of the outstanding Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 30, 2026

YATRA ONLINE, INC.
By:	/s/ Siddhartha Gupta
Siddhartha Gupta
Chief Executive Officer

2